FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of January, 2005

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1 - New Non-executive Director dated 07 December 2004
Exhibit No. 2 - Transaction in Own Shares dated 31 December 2004
Exhibit No. 3 - Acquisition dated 04 January 2005
Exhibit No. 4 - Holding(s) in Company dated 21 January 2005

Exhibit No. 1

December 7, 2004

Hanson announces appointment of a new Non-executive Director

Hanson PLC, the international building materials company, announces that Mike Welton has been appointed a Non-executive Director with effect from January 4, 2005.

Mike Welton (58) is Chief Executive of Balfour Beatty PLC.

Chris Collins, Chairman of Hanson PLC, said: "We are delighted that Mike Welton has agreed to join the board in January. He will add strength to the team."

Inquiries:	Nick Swift / Carol Ann Walsh
Hanson PLC
Tel: +44 (0)20 7245 1245

Notes:

  Hanson is one of the world's leading heavy building materials companies. It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Continental Europe and Asia Pacific.
  Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hanson.biz).
  High-resolution Hanson images are available to download from Hanson's website and from www.newscast.co.uk.

Exhibit No. 2

Hanson PLC

Close Period Share Repurchase Programme

Hanson PLC ("Hanson") announces today that its share buy-back programme will remain open during its close period which commences at the close of business on 31 December 2004 and ends on 24 February 2005 with the publication of Hanson's preliminary results for the year ended 31 December 2004. Any such share buy back, assuming the relevant terms are satisfied, will be executed by an associate of ABN AMRO Hoare Govett, by way of an irrevocable non-discretionary authority.

Any share purchases will be effected within certain pre-set parameters, and in accordance with both Hanson's general authority to repurchase shares and Chapter 15 of the Listing Rules, which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of Hanson Ordinary Shares for the five dealing days preceding the date of the purchase.

Inquiries

Nick Swift/Carol Ann Walsh	Hanson PLC	+44 (0)20 7245 1245
Jeremy Thomson	ABN AMRO Hoare Govett	+44 (0)20 7678 8000

Exhibit No. 3

January 4, 2005

Hanson acquires Marshalls' Clay Products division

Hanson PLC, the international building materials company, has today completed the acquisition of Marshalls Clay Products Ltd from Marshalls plc for a total consideration of £65 million.

Marshalls Clay Products is a UK manufacturer of clay bricks and pavers operating from four facilities in the north of England. It produces approximately 160 million brick equivalents p.a. and employs around 350 people. In the year to December 31, 2004, Hanson expects Marshalls Clay Products' earnings before interest and tax to be approximately £7.0 million (before group charges).

The acquisition will be integrated into Hanson Building Products UK, a division of Hanson PLC, which is one of the UK's leading suppliers of clay bricks, concrete blocks, pre-cast concrete flooring and bagged aggregates. Combining the two businesses will significantly enhance earnings through operational and administrative savings.

David Szymanski, Managing Director of Hanson Building Products UK, said: "We are very pleased to be acquiring Marshalls Clay Products. It brings good long-term clay reserves, fits well with our product range and will strengthen our customer offering in extruded bricks and clay pavers."

Commenting on the acquisition, Alan Murray, Chief Executive of Hanson PLC, said: "This acquisition is consistent with our strategy of growth through bolt-on acquisitions. Marshalls Clay Products is a profitable and cash generative business and will enhance our position in one of our core markets. We will continue to pursue further value adding acquisition opportunities."

Further information on Hanson can be found at www.hanson.biz

Inquiries:	Nick Swift / Carol Ann Walsh
Hanson PLC
+44 (0)20 7245 1245

Notes:

  Hanson is one of the world's leading heavy building materials companies. It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Continental Europe and Asia Pacific.
  Hanson Building Products UK supplies bricks, manholes, blocks, flooring, precast concrete and packed aggregates products throughout the UK.
  Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts five days prior to results announcements and publication of company reports, is via its website (www.hanson.biz).
  High-resolution Hanson images are available to download from Hanson's website and from www.newscast.co.uk.

Forward-looking statements made in this press release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences are set out in detail in Hanson's 20-F filing with the Securities and Exchange Commission of the United State of America and include, but are not limited to, the general strength or weakness of the construction industry in North America, the United Kingdom, Continental Europe, Asia and Australia; changes in government policy or legislation in the regions and territories in which Hanson operates such as the approval of SAFETEA as the successor to TEA-21 in the United States of America or the introduction of the Aggregates Levy in the United Kingdom; costs of materials including cement, bitumen, energy, and fuel; inclement weather conditions during peak construction periods; the availability of and access to resources in geographic areas of customer demand; the pricing policies of competitors; and changes in exchange rates.

Exhibit No. 4

Hanson PLC

January 21, 2005

Holding in Company

Hanson PLC has received notification on January 20, 2005 Legal & General Group PLC and/or its subsidiaries were interested in 29,651,099 ordinary shares in Hanson PLC, representing 4.05% of the issued share capital, excluding shares held in treasury, of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:    February 1, 2005